                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *


                      Penn Virginia Resource Partners, L.P.
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                                (Name of Issuer)

              Common units, representing limited partner interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707884102
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                                 (CUSIP Number)

                                 Nancy M. Snyder
                         Penn Virginia Resource GP, LLC
                          Three Radnor Corporate Center
                               100 Matsonford Road
                                    Suite 230
                           Radnor, Pennsylvania 19087
                                 (610) 687-8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A


CUSIP No. 707884102
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         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Natural Resources Company
                  51-0332232
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         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  OO
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,560,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,560,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,560,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  15.0%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   PN


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Gold Fields Mining Corporation
                  36-2079582
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,560,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,560,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,560,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  15.0%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   CO


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Energy Corporation
                  13-4004153
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,560,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,560,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,560,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  15.0%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   HC/CO


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                         Amendment No. 2 to Schedule 13D

         This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the Reporting Persons as an amendment to the initial statement on Schedule 13D as filed with the Securities and Exchange Commission on December 8, 2003 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 15, 2003 (the "First Amendment", and together with the Original Schedule 13D the "Schedule 13D"). Capitalized terms used but not defined in this Amendment have the meanings set forth in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) Based on the information reported by Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 10,425,488 Common Units outstanding as of November 1, 2003.

         As of January 6, 2004, PNRC owns 1,560,458 Common Units, representing 15.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of January 6, 2004, Gold Fields may be deemed to beneficially own, by virtue of its ownership of PNRC, the same 1,560,458 Common Units, representing 15.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of January 6, 2004, Parent may be deemed to beneficially own, by virtue of its ownership of PNRC and Gold Fields, the same 1,560,458 Common Units, representing 15.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         In connection with the foregoing acquisition of Common Units by PNRC, Issuer placed 52,700 Common Units in escrow pending transfer to Issuer of certain coal mineral estates in certain parcels and tracts of land. These Common Units are registered in the name of U.S. Bank National Association, as escrow agent. If the coal mineral estates are transferred to Issuer prior to the deadline in the escrow agreement, these units will be released from escrow to PNRC.

(b) PNRC has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it. Gold Fields, by virtue of its ownership of PNRC, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC. Parent, by virtue of its ownership of PNRC and Gold Fields, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC.

(c) PNRC sold 150,000 Common Units on January 6, 2004 for proceeds to PNRC of $32.11 per share. That sale was made in connection with the exercise of the underwriter's overallotment option granted in connection with the sale of 1,000,000 Common Units by PNRC on December 15, 2003 in an underwritten transaction. The overallotment option grant is contained in the underwriting agreement filed with the First Amendment as Exhibit 5 and that agreement is incorporated in this Amendment by reference. Except for the sale of the 150,000 Common Units on January 6, 2004, no transactions in Common Units were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A to the Schedule 13D since the filing of the First Amendment.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e)      Not applicable.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2004

                                           PEABODY NATURAL RESOURCES COMPANY


                                           /s/ Robert L. Reilly
                                           -------------------------------------
                                           Robert L. Reilly
                                           Vice President


                                           PEABODY ENERGY CORPORATION


                                           /s/ Robert L. Reilly
                                           -------------------------------------
                                           Robert L. Reilly
                                           Vice President


                                           GOLD FIELDS MINING CORPORATION


                                           /s/ Robert L. Reilly
                                           -------------------------------------
                                           Robert L. Reilly
                                           Vice President